Ex-99.77-D(a)

Lord Abbett Calibrated Dividend Growth Fund (formerly, Lord Abbett Capital Structure Fund)

The Fund invests principally in equity securities of large and mid-sized companies that have a history of growing dividends. The Fund discontinued its policy of investing in a mix of equity and fixed-income securities.